Exhibit 99.3

June 12, 2025 Alberta Securities Commission Suite 600, 250 ? 5th Street SW Calgary, Alberta T2P 0R4 British Columbia Securities Commission P.O. Bost 10142, Pacific Centre 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 Ontario Securities Commission 20 Queen St. W., 20th Fl. Toronto, Ontario M5H 3S8 Dear Sirs/Mesdames: Re: Aether Global Innovations Corp. (the "Company") ? Change of Auditor As required by National Instrument 51-102 Continuous Disclosure Obligations, we have reviewed the information contained in the Company's Notice of Change of Auditor dated June 12, 2025 (the "Notice"), and we agree with the information contained therein, based upon our knowledge of the information related to the Notice in as far as they relate to us. Sincerely, /s/ Reliant CPA PC Reliant CPA PC Certified Public Accountants